

10035542

ƆOMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd. Suite 1200
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Sterling (214) 692-7009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Travis Wolff & Company, LLC
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	Texas	75240
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010

OATH OR AFFIRMATION

I, Stephen C. Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALLISON A. KOONS
MY COMMISSION EXPIRES
December 5, 2011

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT SECURITIES, LP

Financial Statements
with
Accompanying Information
and
Independent Auditors' Report

December 31, 2009 and 2008

CP COGENT SECURITIES, LP

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying statements of financial condition of CP Cogent Securities, LP (the Partnership), as of December 31, 2009 and 2008, and the related statements of income, changes in partners' capital, and cash flows for the years then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

February 25, 2010

CP COGENT SECURITIES, LP

Statements of Financial Condition
December 31, 2009 and 2008

		2009		2008
ASSETS				
Cash and cash equivalents	**$**	**5,910,835**	$	9,083,446
Accounts receivable		**1,230,271**		2,813,562
Prepaid assets		**2,641**		5,281
Interest receivable		**-**		1,351
Total assets	**$**	**7,143,747**	$	11,903,640
LIABILITIES AND PARTNERS' CAPITAL				
Accounts payable	**$**	**1,266**	$	-
State income taxes payable		**89,352**		54,000
Due to affiliate		**3,359,803**		7,088,381
Total liabilities		**3,450,421**		7,142,381
Commitments and contingencies (Notes 2 and 5)				
Partners' capital		**3,693,326**		4,761,259
	$	**7,143,747**	$	11,903,640

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Income
Years Ended December 31, 2009 and 2008

		2009		2008
Transaction income	**$**	**18,276,171**	$	24,956,652
Expenses				
Employee compensation and benefits		**6,206,414**		9,980,386
Regulatory fees and expenses		**48,016**		26,708
Other expenses		**2,826,515**		3,121,231
Total expenses		**9,080,945**		13,128,325
		9,195,226		11,828,327
Interest income (expense)		**(60,599)**		(19,262)
Income before state income taxes		**9,134,627**		11,809,065
State income taxes		**367,868**		90,188
Net income	**$**	**8,766,759**	$	11,718,877

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Changes in Partners' Capital
Years Ended December 31, 2009 and 2008

	General Partner	Limited Partner	Total
Balance at December 31, 2007	$ 5,950	$ 5,942,838	$ 5,948,788
Distributions	(12,906)	(12,893,500)	(12,906,406)
Net income	11,719	11,707,158	11,718,877
Balance at December 31, 2008	4,763	4,756,496	4,761,259
Distributions	**(9,835)**	**(9,824,857)**	**(9,834,692)**
Net income	**8,767**	**8,757,992**	**8,766,759**
Balance at December 31, 2009	**$ 3,695**	**$ 3,689,631**	**$ 3,693,326**

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

		2009		2008
Cash flows from operating activities:				
Net income	**$**	**8,766,759**	$	11,718,877
Adjustments to reconcile net income to net cash provided by operating activities:				
Accounts receivable		**1,583,291**		2,022,120
Prepaid expenses		**2,640**		(5,281)
Interest receivable		**1,351**		(1,351)
Accounts payable		**1,266**		(1,688)
State income taxes payable		**35,352**		15,390
Due to affiliate		**(3,728,578)**		1,256,470
Net cash provided by operating activities		**6,662,081**		15,004,537
Cash flows from financing activities:				
Partners' capital distributions		**(9,834,692)**		(12,906,406)
Net increase (decrease) in cash and cash equivalents		**(3,172,611)**		2,098,131
Cash and cash equivalents, beginning of year		**9,083,446**		6,985,315
Cash and cash equivalents, end of year	**$**	**5,910,835**	$	9,083,446
Supplemental cash flow information:				
Cash paid for interest	**$**	**63,075**	$	-
Cash paid for state taxes	**$**	**332,516**	$	31,256

See accompanying notes to financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

CP Cogent Securities, LP (the Partnership) is a limited partnership organized under the laws of the State of Texas. The Partnership is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the General Partner), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the Limited Partner). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

We evaluated subsequent events through February 25, 2010, the date the financial statements were available to be issued.

Cash and cash equivalents

The Partnership considers all highly-liquid, short-term investments having maturities when purchased of ninety days or fewer to be cash equivalents. The Partnership had $0 and $8,594,445 in cash equivalents at December 31, 2009 and 2008, respectively.

Accounts receivable

Management analyzes the accounts receivable on a periodic basis, and accounts are written-off when they are deemed uncollectible. At December 31, 2009 and 2008, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the years ended December 31, 2009 and 2008.

Concentrations of credit risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and unsecured accounts receivable. Cash and cash equivalents are maintained in bank accounts that at times could exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

For the year ended December 31, 2009, approximately 12% and 11% of transaction income related to two customers. These customers had no accounts receivable balances outstanding at December 31, 2009. Approximately 41%, 36%, and 20% of accounts receivable outstanding at December 31, 2009, related to three other customers.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Concentrations of credit risk - continued

For the year ended December 31, 2008, approximately 22%, 19%, 18%, and 12% of transaction income related to four customers. There were no accounts receivable outstanding related to these customers at December 31, 2008. Approximately 40% and 58% of accounts receivable outstanding at December 31, 2008 related to two other customers.

Fair value of financial instruments

The Partnership's financial assets consisting of cash and cash equivalents and accounts receivable are carried at amounts that because of their short-term nature, approximate fair value.

Income taxes

Federal income taxes have not been provided for by the Partnership as the partners are individually liable for federal income taxes based on the Partnership's taxable income.

The Partnership is subject to state and local taxes in both Texas and New York. The Partnership pays these state and local taxes of on behalf of the partners and they are recorded as state income tax expense in the accompanying statement of income.

During the year ended December 31, 2009, the Partnership adopted a new accounting standard for accounting for uncertain tax positions. Interest and penalties, and the associated tax expense, related to uncertain tax positions, when applicable, will be recorded in income tax expense as the positions are recognized. At January 1, 2009 and December 31, 2009, the Partnership had not identified any uncertain tax positions.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnerships assessment of potentially doubtful accounts receivable, allocations of expenses under an expense sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Transaction income

Transaction income is recognized at the close of the transaction on which the fees are based.

Recent accounting pronouncements

During the year, the Financial Accounting Standards Board (FASB) issued a new standard that may impact the Company's financial position or results of operations next year.

In ASU 2009-13, the FASB modified the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides additional guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated, and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. The Partnership is currently evaluating the impact adoption of the ASU may have on the financial statements.

Note 2 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $2,460,414 which is $2,230,271, in excess of its minimum net capital requirement of $230,143. Net capital as reported in the Partnership's Part IIA (unaudited) Focus report as of December 31, 2009, was $2,371,805, which was less than the audited amount for the current year due to an adjustment recorded for the income tax provision after the Focus report was filed. The Partnership's ratio of aggregate indebtedness to net capital was 1.4 to 1 at December 31, 2009.

Note 3 - Related Party Transactions

The Partnership operates under an expense sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the years ended December 31, 2009 and 2008, the Partnership reimbursed the Limited Partner $12,809,728 and $13,335,745, respectively, for these expenses. Amounts due to the Limited Partner totaled $3,359,803 and $7,088,381, respectively, for allocated expenses that had not been reimbursed.

Note 4 - Partners' Capital

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions, and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the Partners pro rata in accordance with their respective partnership interests. Distributions totaled $9,834,692 and $12,906,406 for the years ended December 31, 2009 and 2008, respectively.

Note 5 - Commitments and Contingencies

The General Partner and the Partnership lease office space and telecommunications equipment under various operating lease agreements in connection with an expense sharing agreement. The Partnership's portion of rent expense under the expense sharing agreement for the years ended December 31, 2009 and 2008 was $586,847 and $437,304, respectively.

Note 5 - Commitments and Contingencies - (Continued)

The Partnership's portion of scheduled future maturities of noncancelable operating leases under the expense sharing agreement are approximately as follows for the years ending December 31:

2010	$	608,703
2011		631,294
2012		553,557
2013		399,484
2014		416,853
Thereafter		1,609,516
	$	4,219,407

ACCOMPANYING INFORMATION

CP COGENT SECURITIES, LP

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2009

NET CAPITAL		
Total partners' capital	$	3,693,326
Less nonallowable assets:		
Accounts receivable		1,230,271
Prepaid assets		2,641
Net capital	$	2,460,414
AGGREGATE INDEBTEDNESS		
Total liabilities	$	3,450,421
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	230,143
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	230,143
Net capital in excess of required minimum	$	2,230,271
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	2,115,372
Ratio: Aggregate indebtedness to net capital		1.4 to 1
RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17 A-5 AS OF DECEMBER 31, 2008):		
Net capital, as reported in the Partnership's Part IIA (unaudited) FOCUS report	$	2,371,805
Adjustment to record change in income tax provision		88,609
Net capital per above	$	2,460,414

See accompanying independent auditors' report.

CP COGENT SECURITIES, LP

Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2009

Exemptive Provisions
The Partnership has claimed an exemption from Rule 15c3-3 under Section k(2)(i).

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements of CP Cogent Securities, LP (the Partnership), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion in the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

Certified Public Accountants
February 25, 2010
Dallas, Texas